Exhibit 99.6

Dominion Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information

FOURTH QUARTER RESULTS
Dominion Diamond Corporation (the “Company”) recorded a consolidated net loss attributable to shareholders of $7.8 million or $(0.09) pershare for the quarter, compared to a net profit attributable to shareholders of $14.9 million or $0.18 per share in the fourth quarter of the prior year. Net loss from continuing operations attributable to shareholders (which represents the Diavik and Ekati mining segments) was $7.8 million or $(0.09) per share, compared to a net profit from continuing operations of $12.1 million or $0.14 per share in the comparable quarter of the prior year. Included in net loss from continuing operations was $7.9 million related to foreign exchange compared to a $0.1 million gain related to foreign exchange in the fourth quarter of the prior year. The net loss from continuing operations for the quarter also included $13.5 million of income tax expense related to the weakening of the Canadian dollar, substantially all of which is n on-cash tax expense. This compares to a $0.2 million of tax expense related to the impact of foreign exchange in the comparable quarter of the prior year.

Consolidated sales from continuing operations were $233.2 million for the quarter, compared to $110.1 million for the comparable quarter of the prior year, resulting in an operating profit of $21.0 million, compared to an operating profit of $21.0 million in the comparable quarter of the prior year. Consolidated EBITDA from continuing operations was $76.2 million compared to $45.3 million in the comparable quarter of the prior year.

During the fourth quarter, the Company recorded sales from the Diavik Diamond Mine of $119.2 million, compared to $110.1 million in the comparable quarter of the prior year. The Company sold approximately 1.0 million carats from the Diavik Diamond Mine for an average price per carat of $114, compared to 0.8 million carats for an average price per carat of $133 in the comparable quarter of the prior year. The 27% increase in volume of Diavik Diamond Mine carats sold versus the comparable quarter of the prior year resulted primarily from the sale during the fourth quarter of inventory held back from sale in the prior quarter due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India. The 14% decrease in the Company’s achieved average rough diamond prices for the Diavik Diamond Mine as compared to the fourth quarter of the prior year resulted primarily from a change in the sales mix of product sold, partially offset by an increase in market prices for rough diamonds in the fourth quarter compared to the prior year. The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 26.4% and 50%, respectively, compared to 28.2% and 48%, respectively, in the comparable quarter of the prior year. At January 31, 2014, the Company had 0.4 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $65 million.

2014 ANNUAL REPORT

Dominion Diamond Corporation

During the fourth quarter, the Ekati Diamond Mine recorded sales of $114.0 million and sold approximately 0.4 million carats for an average price per carat of $276. Excluded from sales recorded in the fourth quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations of the Misery South & Southwest kimberlite pipes. The Ekati Diamond Mine generated gross margins and EBITDA margins of (0.3)% and 21%, respectively. The Company estimates that gross margins and EBITDA margins would have been approximately 7.0% and 26.0%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue. During pre-production, sales of Misery South & Southwest carats have been applied as a reduction of mining assets. At January 31, 2014, the Company had 0.5 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $140million.

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $7.9 million, compared to $8.2 million in the comparable quarter of the prior year.

ANNUAL RESULTS
During the year, the Company completed the acquisition of the Ekati Diamond Mine and the sale of Harry Winston, Inc. (the “Luxury Brand Segment”) to Swatch Group. The acquisition of the Ekati Diamond Mine (the “Ekati Diamond Mine Acquisition”) was completed on April 10, 2013. As a result of the Ekati Diamond Mine Acquisition, the Company acquired an 80% interest in the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as a 58.8% interest in the Buffer Zone, an adjacent area hosting kimberlite pipes with both development and exploration potential. The sale of the Luxury Brand Segment was completed on March 26, 2013 and as a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. See “Discontinued Operations”. Accordingly, the Company’s consolidated results from continuing operations are for the Diavik Diamond Mine and the Ekati Diamond Mine (from April 10th, the date of acquisition by the Company). Continuing operations no longer include the operations of the Luxury Brand Segment and the results of this segment are now treated as discontinued operations for reporting purposes.

 The Company recorded a consolidated net profit attributable to shareholders of $479.7 million or $5.64 per share for the year, compared to a consolidated net income attributable to shareholders of $34.7 million or $0.41 per share in the prior year. Net loss from continuing operations attributable to shareholders was $23.0 million or $(0.27) per share compared to net profit from continuing operations attributable to shareholders of $22.3 million or $0.26 per share in the prior year. Included in the consolidated net loss attributable to shareholders for the year was $3.2 million (after-tax) of restructuring costs at the Antwerp, Belgium office, $10.6 million (after-tax) of expenses related to the cancellation of the credit facilities that had been previously arranged in connection with the Ekati Diamond Mine Acquisition and $11.4 million (after-tax) of Ekati acquisition costs. Excluding these items and the impact of the sale of opening acquisition inventory that was included at market value in Ekati cost of sales, the Company’s estimated consolidated net profit attributable to shareholders for the year would have been $15.2 million or $0.18 per share. The net loss from continuing operations for the year also included $20.7 million of income tax expense related to the weakening of the Canadian dollar, substantially all of which is non-cash tax expense. This compares to $0.7 million of tax expense related to the impact of foreign exchange in the prior year. Continuing operations includes all costs related to the Company’s mining operations, including those previously reported as part of the corporate segment.

Consolidated sales from continuing operations were $751.9 million for the year compared to $345.4 million for the prior year, resulting in an operating profit of $51.6 million, compared to an operating profit of $47.7 million in the prior year. Gross margin increased 30% to $101.1 million from $77.8 million in the prior year. Consolidated EBITDA from operations was $191.7 million, compared to $127.9 million in the prior year.

During the year, the Company recorded sales from the Diavik Diamond Mine of $352.3 million, compared to $345.4 million in the prior year. The Company sold approximately 3.0 million carats from the Diavik Diamond Mine for an average price per carat of $118, compared to 3.2 million carats for an average price per carat of $109 in the prior year. The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 26.8% and 49%, respectively, compared to 22.5% and 44% in prior year.

During the year, the Company recorded sales from the Ekati Diamond Mine of $399.6 million and sold approximately 1.3 million carats for an average price per carat of $301. Excluded from sales recorded in the fourth quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes; this material was excavated during the pre-stripping operations of the Misery South & Southwest kimberlite pipes. The Ekati segment generated gross margins and EBITDA margins as a percentage of sales of 1.7% and 15%, respectively. The Company estimates that gross margins and EBITDA margins would have been approximately 8.2% and 27%, respectively, if the effect of the market value adjustment to inventory made as part of the Ekati Diamond Mine Acquisition was excluded and the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue.

The net earnings during the year from discontinued operations of $502.7 million are presented separately in the consolidated income statements, and comparative periods have been adjusted accordingly.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Management’s Discussion and Analysis
PREPARED AS OF APRIL XX, 2014 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the year ended January 31, 2014, and its financial position as at January 31, 2014. This MD&A is based on the Company’s audited consolidated financial statements. prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and should be read in conjunction with the audited consolidated financial statements and related notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31, 2014.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward -looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this MD&A includes the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales and cash cost of production estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; and world and US economic conditions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis and macroeconomic uncertainty in other financial markets, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 22 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, respectively, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

2014 ANNUAL REPORT

Dominion Diamond Corporation

SUMMARY DISCUSSION
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company has a controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (in which the Company has an 80% interest), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company has a 58.8% interest), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay and Cardinal kimberlite pipes and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

MARKET COMMENTARY
After an exuberant start to fiscal 2014 the rough diamond market slowed in the second quarter as both tight liquidity and problems with a fluctuating rupee in India dampened market sentiment amongst diamond manufacturers. The diamond market was also impacted by a decrease in retail activity in China, which had propelled the diamond market in fiscal 2013, as political reforms slowed luxury spending.

The market regained its composure in the fourth quarter of fiscal 2014 as more positive demand was evident in the lead up to the traditionally busy year-end holiday season in the US and the Lunar New Year in China. It soon became evident that the world’s largest jewelry market, the USA, was in a positive mood and also the lead up to the Chinese New Year was increasingly robust. The mood in the Indian retail market improved as the rupee steadied but it was still a frustrating season there as local economic woes, and a substantial increase in the duty on gold, dampened any enthusiasm for jewelry.

The tightening of liquidity by the banks caused many (mainly India) manufacturers to take a more pragmatic approach to their business, in particular with respect to their stock levels and the length of their supply chain and its impact on cash flow. Whilst this was a painful exercise, it put the business in a far better shape to capitalize on the sound market at the year’s end. This assurance has allowed manufacturers to restock with confidence driving a positive start to fiscal 2015.

2014 ANNUAL REPORT

Dominion Diamond Corporation

CONSOLIDATED FINANCIAL RESULTS
The Company’s consolidated results from continuing operations relate solely to its mining operations, which include the production, sorting and sale of rough diamonds. The results of the Company’s Luxury Brand Segment, which it disposed of on March 26, 2013, are treated as discontinued operations for accounting and reporting purposes and current and prior period results have been recast accordingly.

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2014. As a result of retrospective adjustments made reflecting the final purchase price allocation of the Ekati Diamond Mine and adjustments for Misery South & Southwest pre-production revenue, the prior quarters have been recast.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(prior quarters are unaudited)
	2014	2014	2014		2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2		Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$233,163	$148,138	$261,803		$108,837	$110,111	$84,818	$61,473	$89,009	$751,942	$345,411	$290,114
Cost of sales	202,030	136,221	231,086		81,535	79,038	71,663	46,784	70,099	650,872	267,584	227,951
Gross margin	31,133	11,917	30,717		27,302	31,073	13,155	14,689	18,910	101,070	77,827	62,163
Gross margin (%)	13.4%	8.0%	11.7%		25.1%	28.2%	15.5%	23.9%	21.2%	13.4%	22.5%	21.4%
Selling, general and administrative expenses	10,117	7,408	15,056		16,843	10,086	7,581	5,750	6,739	49,425	30,156	24,589
Operating profit (loss) from continuing operations	21,016	4,509	15,661		10,459	20,987	5,574	8,939	12,171	51,645	47,671	37,574
Finance expenses	(3,553)	(3,136)	(17,921)		(2,742)	(2,382)	(2,308)	(2,151)	(2,242)	(27,351)	(9,083)	(10,787)
Exploration costs	(3,290)	(7,074)	(3,145)		(1,039)	(306)	(673)	(568)	(254)	(14,550)	(1,801)	(1,770)
Finance and other income	491	825	1,032		804	601	60	67	52	3,153	780	462
Foreign exchange gain (loss)	(7,917)	1,122	(2,814)		732	116	(301)	1,048	(370)	(8,879)	493	834
Profit (loss) before income taxes from continuing operations	6,747	(3,754)	(7,187)		8,214	19,016	2,352	7,335	9,357	4,018	38,060	26,313
Income tax expense (recovery)	19,018	2,792	8,655		5,042	6,977	1,583	3,386	3,330	35,505	15,276	9,007
Net profit (loss) from continuing operations	$(12,271)	$(6,546)	$(15,842)		$3,172	$12,039	$769	$3,949	$6,027	$(31,487)	$22,784	$17,306
Net profit (loss) from discontinued operations	–	–	–		502,656	2,802	3,245	804	5,583	502,656	12,434	8,137
Net profit (loss)	$(12,271)	$(6,546)	$(15,842)		$505,828	$14,841	$4,014	$4,753	$11,610	$471,169	$35,218	$25,443
Net profit (loss) from continuing operations attributable to
Shareholders	$(7,802)	$(4,794)	$(13,884)		$3,504	$12,146	$152	$3,951	$6,027	$(22,974)	$22,276	$17,317
Non-controlling interest	(4,469)	(1,752)	(1,958)		(332)	(107)	617	(2)	–	(8,513)	508	(11)
Net profit (loss) attributable to
Shareholders	$(7,802)	$(4,794)	$(13,884)		$506,160	$14,948	$3,397	$4,755	$11,610	$479,682	$34,710	$25,454
Non-controlling interest	(4,469)	(1,752)	(1,958)		(332)	(107)	617	(2)	–	(8,513)	508	(11)
Earnings (loss) per share – continuing operations
Basic	$(0.09)	$(0.06)	$(0.16)		$0.04	$0.14	$0.00	$0.05	$0.07	$(0.27)	$0.26	$0.20
Diluted	$(0.09)	$(0.06)	$(0.16	) $	0.04	$0.14	$0.00	$0.05	$0.07	$(0.27)	$0.26	$0.20
Earnings (loss) per share
Basic	$(0.09)	$(0.06)	$(0.16)		$5.96	$0.18	$0.04	$0.06	$0.14	$5.64	$0.41	$0.30
Diluted	$(0.09)	$(0.06)	$(0.16)		$5.89	$0.18	$0.04	$0.06	$0.14	$5.59	$0.41	$0.30
Cash dividends declared per share	$0.00	$0.00	$0.00		$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$2,305	$2,305	$2,299		$2,412	$1,710	$1,733	$1,660	$1,716	$2,305	$1,710	$1,607
Total long-term liabilities (i)	$691	$688	$694		$695	$269	$682	$461	$472	$691	$269	$641
Operating profit (loss) from continuing operations	$21,016	$4,509	$15,661		$10,459	$20,987	$5,574	$8,939	$12,171	$51,645	$47,671	$37,574
Depreciation and amortization (ii)	55,228	31,978	32,644		20,211	24,346	20,588	13,160	22,172	140,061	80,266	78,761
EBITDA from continuing operations (iii)	$76,244	$36,487	$48,305		$30,670	$45,333	$26,162	$22,099	$34,343	$191,706	$127,937	$116,335
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 21.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Three Months Ended January 31, 2014, Compared to Three Months Ended January 31, 2013
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a fourth quarter consolidated net loss attributable to shareholders of $7.8 million or $(0.09) per share, compared to a net profit attributable to shareholders of $14.9 million or $0.18 per share in the fourth quarter of the prior year. Net loss from continuing operations attributable to shareholders was $7.8 million or $(0.09) per share, compared to a net profit from continuing operations of $12.1 million or $0.14 per share in the comparable quarter of the prior year. Included in net loss from continuing operations was a $7.9 million loss related to foreign exchange compared to a $0.1 million gain related to foreign exchange in the fourth quarter of the prior year. The net loss from continuing operations for the quarter also included $13.5 million of income tax expense related to the weakening of the Canadian dollar, substantially all of which is non-cash tax expense. This compares to a $0.2 million of tax expense related to the impact of foreign exchange in the comparable quarter of the prior year.

Discontinued operations represented $nil of net profit compared to $2.8 million or $0.04 share in the fourth quarter of the prior year.

CONSOLIDATED SALES
Consolidated sales for the fourth quarter totalled $233.2 million, consisting of Diavik rough diamond sales of $119.2 million and Ekati rough diamond sales of $114.0 million. This compares to sales of $110.1 million in the comparable quarter of the prior year (Diavik rough diamond sales of $110.1 million and Ekati rough diamond sales of $nil).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $202.0 million resulting in a gross margin of 13.4%, compared to a cost of sales of $79.0 million and a gross margin of 28.2% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $19.0 million during the fourth quarter, compared to a net income tax expense of $7.0 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, the Canadian dollar significantly weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $14.6 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $0.3 million in the comparable quarter of the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the fourth quarter, the Company also recognized a deferred income tax expense of $23.5 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $0.9 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax expense of $1.3 million relating to foreign exchange differences between income in the currency of the country of origin and US dollars. This compares to net income tax recovery of $1.1 million recognized in the comparable period of the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $10.1 million for the fourth quarter, consistent with the comparable quarter of the prior year. See “Segmented Analysis” on page 10 for additional information.

2014 ANNUAL REPORT

Dominion Diamond Corporation

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expense for the fourth quarter was $3.6 million, compared to finance expense of $2.4 million for the comparable quarter of the prior year. The increase was due primarily to accretion expense associated with the future site restoration liability at the Ekati Diamond Mine, which was not present in the comparable quarter of the prior year. Accretion expense was $2.8 million (three months ended January 31, 2013 – $0.6 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $3.3 million was incurred during the fourth quarter, compared to $0.3 million in the comparable quarter of the prior year. Included in exploration expense for the fourth quarter is $3.1 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $0.2 million of exploration work on the Company’s claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $0.5 million was recorded during the fourth quarter, compared to $0.6 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange loss of $7.9 million was recognized during the fourth quarter, compared to a net foreign exchange gain of $0.1 million in the comparable quarter of the prior year, due to the weakening of the Canadian dollar. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Year Ended January 31, 2014, Compared to Year Ended January 31, 2013
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a consolidated net profit attributable to shareholders of $479.7 million or $5.64 per share for the year ended January 31, 2014, compared to a net profit attributable to shareholders of $34.7 million or $0.41 per share in the prior year. Included in this amount is a $502.9 million gain on the sale of the Luxury Brand Segment on March 26, 2013. Net loss from continuing operations attributable to shareholders was $23.0 million or $(0.27) per share, compared to a net profit from continuing operations attributable to shareholders of $22.3 million or $0.26 per share in the prior year. Included in the consolidated net loss attributable to shareholders for the year was $3.2 million (after-tax) of restructuring costs at the Antwerp, Belgium office, $10.6 million (after-tax) of expenses related to the cancellation of the credit facilities that had been previously arranged in connection with the Ekati Diamond Mine Acquisition and $11.4 million (after-tax) of Ekati acquisition costs. Excluding these items and the impact of the sale of opening acquisition inventory that was included at market value in Ekati cost of sales, the Company’s estimated consolidated net profit attributable to shareholders for the year would have been $15.2 million or $0.18 per share. Discontinued operations represented $502.7 million of net profit or $5.91 per share, compared to $12.4 million or $0.15 per share in prior year.

CONSOLIDATED SALES
Consolidated sales totalled $751.9 million for the year ended January 31, 2014, consisting of Diavik rough diamond sales of $352.3 million and Ekati rough diamond sales of $399.6 million. This compares to sales of $345.4 million in the prior year (Diavik rough diamond sales of $345.4 million and Ekati rough diamond sales of $nil). The Ekati rough diamond sales are for the period from April 10, 2013, which was the date the Ekati Diamond Mine Acquisition was completed, to January 31, 2014.

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the period, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $650.9 million for the year ended January 31, 2014, resulting in a gross margin of 13.4%, compared to a cost of sales of $267.6 million and a gross margin of 22.5% for the prior year. The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $35.5 million during the year ended January 31, 2014, compared to a net income tax expense of $15.3 million in the prior year. The Company’s combined federal and provincial statutory income tax rate for the year ended January 31, 2014 is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the year ended January 31, 2014, the Canadian dollar significantly weakened against the US dollar. The Company recorded an unrealized foreign exchange gain of $24.1 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability during the year ended January 31, 2014. This compares to an unrealized foreign exchange loss of $1.1 million recorded in the prior year. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the year ended January 31, 2014, the Company recognized a deferred income tax expense of $40.4 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $4.4 million recognized in the prior year. The recorded tax provision during the year ended January 31, 2014 included a net income tax expense of $0.7 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $5.2 million recognized in the prior year.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company incurred SG&A expenses of $49.4 million during the year ended January 31, 2014, compared to $30.2 million in the prior year. The increase from the prior year was primarily due to $11.2 million of transaction costs and $4.9 million of restructuring costs at the Antwerp, Belgium office, related in each case to the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED FINANCE EXPENSES FROM CONTINUING OPERATIONS
Finance expenses were $27.4 million for the year ended January 31, 2014, compared to $9.1 million for the prior year. The increase was due primarily to the expensing of approximately $14.0 million relating to the cancellation of the credit facilities that had been previously arranged in connection with the Ekati Diamond Mine Acquisition. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these credit facilities, which were subsequently cancelled. Also included in consolidated finance expense is an accretion expense of $9.3 million (year ended January 31, 2013 – $2.4 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE FROM CONTINUING OPERATIONS
Exploration expense of $14.6 million was incurred during the year ended January 31, 2014, compared to $1.8 million in the prior year. Included in exploration expense for the current year is $10.1 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $4.5 million of exploration work on the Company’s claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME FROM CONTINUING OPERATIONS
Finance and other income of $3.2 million was recorded during the year ended January 31, 2014, compared to $0.8 million in the prior year.

CONSOLIDATED FOREIGN EXCHANGE FROM CONTINUING OPERATIONS
A net foreign exchange loss of $8.9 million was recognized during the year ended January 31, 2014, compared to a net foreign exchange gain of $0.5 million in the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales
North America	$511	$–	$–	$6,179	$4,604	$7,697	$2,269	$7,432	$6,690	$22,002	$15,018
Europe	112,001	45,088	80,530	61,642	84,346	57,438	50,514	54,370	299,262	246,668	231,722
India	6,704	7,818	10,737	21,095	21,161	19,683	8,690	27,207	46,355	76,741	43,374
Total sales	119,216	52,906	91,267	88,916	110,111	84,818	61,473	89,009	352,307	345,411	290,114
Cost of sales	87,690	40,018	68,328	61,888	79,038	71,663	46,784	70,099	257,924	267,584	227,951
Gross margin	31,526	12,888	22,939	27,028	31,073	13,155	14,689	18,910	94,383	77,827	62,163
Gross margin (%)	26.4%	24.4%	25.1%	30.4%	28.2%	15.5%	23.9%	21.2%	26.8%	22.5%	21.4%
Selling, general and administrative expenses	1,122	1,123	1,409	1,110	1,860	1,279	1,050	972	4,763	5,161	3,907
Operating profit	$30,404	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$17,938	$89,620	$72,666	$58,256
Depreciation and amortization (i)	28,885	12,434	21,768	19,906	24,042	20,283	12,874	21,876	82,993	79,075	77,529
EBITDA (ii)	$59,289	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$39,814	$172,613	$151,741	$135,785
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 21.

Three Months Ended January 31, 2014, Compared to Three Months Ended January 31, 2013
DIAVIK SALES
During the fourth quarter, the Company sold approximately 1.0 million carats from the Diavik Diamond Mine for a total of $119.2 million for an average price per carat of $114, compared to 0.8 million carats for a total of $110.1 million for an average price per carat of $133 in the comparable quarter of the prior year. The 27% increase in volume of carats sold versus the comparable quarter of the prior year resulted primarily from the sale during the fourth quarter of inventory held back from sale in the prior quarter due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India. The 14% decrease in the Company’s achieved average rough diamond prices for the Diavik Diamond Mine as compared to the fourth quarter of the prior year resulted primarily from a change in the sales mix of product sold, partially offset by an increase in market prices for rough diamonds in the fourth quarter compared to the prior year. At January 31, 2014, the Company had 0.4 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $65 million, compared to 0.5 million carats with an estimated market value of approximately $65 million in the comparable quarter of the prior year.

Had the Company sold only the last production shipped in the fourth quarter, the estimated achieved price would have been approximately $119 per carat based on the prices achieved in the January 2014 sale.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales for the Diavik Diamond Mine was $87.7 million resulting in a gross margin of 26.4%, compared to a cost of sales of $79.0 million and a gross margin of 28.2% in the comparable quarter of the prior year. Cost of sales for the fourth quarter included $28.7 million of depreciation and amortization, compared to $23.6 million in the comparable quarter of the prior year. The increase in depreciation and amortization is due primarily to the sale during the fourth quarter of inventory held back from sale in the third quarter due to a weakening of the rough diamond market resulting from macroeconomic uncertainty in India. The Diavik segment generated gross margins and EBITDA margins of 26.4% and 50%, respectively, compared to 28.2% and 48%, respectively, in the comparable quarter of the prior year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2014 ANNUAL REPORT

Dominion Diamond Corporation

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the fourth quarter, the Diavik cash cost of production was $43.3 million compared to $44.8 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended January 31, 2014 and 2013.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	January 31, 2014	January 31, 2013
Diavik cash cost of production	$43,284	$44,764
Private royalty	2,287	2,040
Other cash costs	1,270	1,272
Total cash cost of production	46,841	48,076
Depreciation and amortization	24,121	20,182
Total cost of production	70,962	68,258
Adjusted for stock movements	16,725	10,780
Total cost of sales	$87,687	$79,038

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the quarter was $1.1 million, compared to $1.9 million in the comparable quarter of the prior year.

Year Ended January 31, 2014, Compared to Year Ended January 31, 2013
DIAVIK SALES
During the year ended January 31, 2014, the Company sold approximately 3.0 million carats from the Diavik Diamond Mine for a total of $352.3 million for an average price per carat of $118 compared to 3.2 million carats for a total of $345.4 million for an average price per carat of $109 in the comparable period of the prior year. The 8% increase in the Company’s achieved average rough diamond prices and the 6% decrease in volume of carats sold resulted primarily from the sale during the first quarter of the prior year of almost all of the remaining lower priced goods originally held back in inventory by the Company at October 31, 2011 due to an oversupply in the market at that time.

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Diavik Diamond Mine for the year ended January 31, 2014 was $257.9 million resulting in a gross margin of 26.8% compared to a cost of sales of $267.6 million and a gross margin of 22.5% in the comparable period of the prior year. Cost of sales for the year ended January 31, 2014 included $82.2 million of depreciation and amortization compared to $77.3 million in the prior year. This segment generated gross margins and EBITDA margins of 26.8% and 49%, respectively, compared to 22.5% and 44%, respectively, in the prior year.

A substantial portion of consolidated cost of sales is mining operating costs, incurred at the Diavik Diamond Mine. During the year ended January 31, 2014, the Diavik cash cost of production was $162.6 million compared to $171.4 million in the comparable period of the prior year. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the twelve months ended January 31, 2014 and 2013.

(expressed in thousands of United States dollars)	2014	2013
Diavik cash cost of production	$162,648	$171,442
Private royalty	6,217	7,399
Other cash costs	3,988	4,360
Total cash cost of production	172,853	183,201
Depreciation and amortization	84,888	70,516
Total cost of production	257,741	253,717
Adjusted for stock movements	181	13,868
Total cost of sales	$257,922	$267,585

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment for the year ended January 31, 2014 was $4.8 million, compared to $5.2 million in the comparable period of the prior year.

OPERATIONAL UPDATE
For the 2013 calendar year, the Diavik Diamond Mine performed ahead of target, producing (on a 100% basis) 7.2 million carats from 2.1 million tonnes of ore processed. The fourth quarter of calendar 2013 saw a continuing strong performance from the Diavik Diamond Mine with production (on a 100% basis) of 2.1 million carats from 0.54 million tonnes of ore processed, compared to 1.9 million carats from 0.47 million tonnes of ore processed in the comparable quarter of the prior year. Total production includes coarse ore rejects (“COR”), which are not included in the Company’s reserves and resource statement and are therefore incremental to production.

Processing volumes in the fourth quarter of calendar 2013 were 16% higher than the prior year’s comparable quarter. This was a result of improvements in the mining rates as the underground ramp up progressed throughout the year to full production from all three pipes.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)
For the three months ended December 31, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	51	220	4.28
A-154 North	69	144	2.10
A-418	94	418	4.46
Coarse Ore Rejects	2	44	–
Total	216	826	3.66	(a)
(a)	Grade has been adjusted to exclude COR.

2014 ANNUAL REPORT

Dominion Diamond Corporation

For the three months ended December 31, 2012
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	67	313	4.66
A-154 North	42	89	2.11
A-418	77	344	4.49
Coarse Ore Rejects	1	14	–
Total	187	760	4.01	(a)
(a)	Grade has been adjusted to exclude COR.

For the year ended December 31, 2013
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	228	976	4.29
A-154 North	288	606	2.11
A-418	326	1,160	3.56
Coarse Ore Rejects	6	155	–
Total	848	2,897	3.26	(a)
(a)	Grade has been adjusted to exclude COR.

For the year ended December 31, 2012
	Ore processed	Carats	Grade
Pipe	(000s tonnes)	(000s)	(carats/tonne)
A-154 South	166	750	4.52
A-154 North	173	354	2.05
A-418	482	1,732	3.59
Coarse Ore Rejects	2	55	–
Total	823	2,892	3.45	(a)
(a)	Grade has been adjusted to exclude COR.

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.1 million carats from the mining and processing of approximately 1.9 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes. In addition to the 6.1 million carats produced from underground mining there will be production from COR and production from the improved recovery of small diamonds. This additional production is not included in the Company’s ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from COR and 0.2 million carats from the improved recovery process.

PRICING
Based on prices from the Company’s rough diamond sales during the fourth quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

February 2014
sales cycle
Average price
per carat
Ore type	(in US dollars)
A-154 South	$145
A-154 North	190
A-418	105
Coarse Ore Rejects	50

2014 ANNUAL REPORT

Dominion Diamond Corporation

COST OF SALES AND CASH COST OF PRODUCTION
Based on the current mine plan for the Diavik Diamond Mine for calendar 2014, the Company currently expects its 40% share of the cost of sales for the Diavik Diamond Mine in fiscal 2015 to be approximately $280 million (including depreciation and amortization of approximately $100 million). The Company's 40% share of the cash cost of production at the Diavik Diamond Mine for calendar 2014 is expected to be approximately $150 million at an assumed average Canadian/US dollar exchange rate of $1.10.

CAPITAL EXPENDITURES
The Company currently expects Dominion Diamond Diavik Limited Partnership's 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2015 to be approximately $19 million, assuming an average Canadian/US dollar exchange rate of $1.10. During the fourth quarter, DDDLP’s share of capital expenditures was $3.2 million ($26.6 million for the year ended January 31, 2014).

The Company and Rio Tinto plc are currently assessing the rejuvenation of the A-21 project, which provides a window of opportunity to extract value of the Diavik Diamond Mine before the end of its mine life. Current work is being completed on dike design and mining methodology with the plan to seek Rio Tinto plc investment committee approval in the fall of 2014.

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales
North America	$413	$–	$–	$–	$–	$–	$–	$–	$413	$–
Europe	111,542	95,232	170,536	19,921	–	–	–	–	397,231	–
India	1,992	–	–	–	–	–	–	–	1,992	–
Total sales	113,947	95,232	170,536	19,921	–	–	–	–	399,636	–
Cost of sales	114,340	96,202	162,758	19,647	–	–	–	–	392,948	–
Gross margin	(393)	(970)	7,778	274	–	–	–	–	6,688	–
Gross margin (%)	(0.3% )	(1.0% )	4.6%	1.4%	– %	– %	– %	–%	1.7%	– %
Selling, general and administrative expenses	1,120	362	676	520	–	–	–	–	2,678	–
Operating profit (loss)	$(1,513)	$(1,332)	$7,102	$(246)	$–	$–	$–	$–	$4,010	$–
Depreciation and amortization (i)	25,892	19,166	10,513	–	–	–	–	–	55,572	–
EBITDA (ii)	$24,379	$17,834	$17,615	$(246)	$–	$–	$–	$–	$59,582	$–
(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 21.
(iii)

As a result of retrospective adjustments made reflecting the final purchase price allocation of the Ekati Diamond Mine and the accounting treatment for Misery South & Southwest pre- production revenue, the prior quarters have been recast.

Three months ended January 31, 2014
EKATI SALES
During the fourth quarter, the Company sold approximately 0.4 million carats from the Ekati Diamond Mine for a total of $114.0 million for an average price per carat of $276. Excluded from sales recorded in the fourth quarter were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the pre-stripping operations of the Misery South & Southwest kimberlite pipes. The Misery South & Southwest kimberlite pipes have been designated as exploration targets, and are not currently classified as resources. The diamonds that have been recovered to date from this material display similar characteristics to diamonds from the Misery Main kimberlite pipe. During the fourth quarter, the Company sold an estimated 0.2 million carats of production from the Misery South & Southwest kimberlite pipe material for estimated proceeds of $10.8 million. During pre-production, sales of diamonds recovered from the Misery South & Southwest material have been applied as a reduction of mining assets. At January 31, 2014, the Company had 0.5 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $140 million.

2014 ANNUAL REPORT

Dominion Diamond Corporation

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the fourth quarter was $114.3 million, resulting in a gross margin of (0.3)% and an EBITDA margin of 21%. Cost of sales for the fourth quarter was impacted slightly by the sale of inventory that was recorded at market value as a result of the Ekati Diamond Mine Acquisition. The Company estimates the cost of sales would have been approximately $114.2 million during the fourth quarter if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. The Company estimates that gross margins and EBITDA margin would have been (0.2)% and 21%, respectively, if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. At January 31, 2014, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which are made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the fourth quarter, the Ekati cash cost of production was $101.3 million. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the three months ended January 31, 2014.

Three months ended
(expressed in thousands of United States dollars)	January 31, 2014
Ekati cash cost of production	$101,320
Other cash costs including inventory acquisition	1,055
Total cash cost of production	102,375
Depreciation and amortization	29,808
Total cost of production	132,183
Adjusted for stock movements	(17,843)
Total cost of sales	$114,340

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the quarter were $1.1 million.

Period from April 10, 2013 to January 31, 2014
EKATI SALES
During the period from April 10 to January 31, 2014, the Company sold approximately 1.3 million carats from the Ekati Diamond Mine for a total of $399.6 million for an average price per carat of $301. Excluded from sales recorded in the fiscal year were carats produced and sold from the processing of satellite material from the Misery South & Southwest kimberlite pipes as this material was excavated during the prestripping of the Misery South & Southwest kimberlite pipe. During the period from April 10 to January 31, 2014, the Company sold an estimated 0.2 million carats from the Misery South & Southwest kimberlite pipes for estimated proceeds of $14.3 million.

Had the Company sold only the last production shipped in the fourth quarter, the estimated achieved price would have been approximately $287 per carat based on the prices achieved in the January 2014 sale.

2014 ANNUAL REPORT

Dominion Diamond Corporation

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine for the period from April 10 to January 31, 2014 was $392.9 million, resulting in a gross margin of 1.7% and an EBITDA margin of 15%. Cost of sales was impacted by the sale of inventory that was recorded at market value as a result of the Ekati Diamond Mine Acquisition. The Company estimates that the cost of sales would have been approximately $376.7 million during the period if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. The Company estimates that gross margins and EBITDA margins of sales would have been 5.7% and 26%, respectively, if the effect of the market value adjustment made as part of the Ekati Diamond Mine Acquisition was excluded. At January 31, 2014, the Company had approximately $10 million remaining of inventory acquired as part of the Ekati Diamond Mine Acquisition, the majority of which are made up of production samples. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs, which are incurred at the Ekati Diamond Mine. During the period from April 10 to January 31, 2014, the Ekati cash cost of production was $303.9 million. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s operations’ cost of sales disclosed for the period April 10 to January 31, 2014.

April 10, 2013 to
(expressed in thousands of United States dollars)	January 31, 2014
Ekati cash cost of production	$303,902
Other cash costs	167,794
Total cash cost of production	471,696
Depreciation and amortization	87,767
Total cost of production	559,463
Adjusted for stock movements	(166,515)
Total cost of sales	$392,948

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the period from April 10 to January 31, 2014 were $2.7 million.

OPERATIONAL UPDATE
During the fourth quarter of fiscal 2014, the Ekati Diamond Mine produced (on a 100% basis) 0.5 million carats from the processing of 0.9 million tonnes of ore from the reserves. Activities through the quarter continued to focus on ore production from the Fox open pit, and Koala and Koala North underground pits. The Company also recovered 0.1 million carats from the processing of 0.1 million tonnes of coarse ore rejects, and from satellite material excavated from the Misery South & Southwest kimberlite pipes, this material was excavated during the pre-stripping of the Misery South & Southwest kimberlite pipe. These diamond recoveries were not included in the Company’s reserves and resource statement and are therefore incremental to production.

On November 18th, 2013, the Wek’èezhìi Land and Water Board (“WLWB”) issued a Preliminary Screening Decision Report on the Lynx kimberlite pipe at the Ekati Diamond Mine which determined that the Lynx pipe expansion could proceed with the regulatory process. On November 22, 2013, the WLWB decided to refer the Company’s Detailed Project Report on the Jay and Cardinal kimberlite pipes at the Ekati Diamond Mine to the Mackenzie Valley Review Board (“MVRB”) for an environmental assessment. The Company expects the process to amend the existing Water License to incorporate the Lynx pipe to be complete by the third quarter of fiscal 2015. In February 2014, the MVRB issued the final Terms of Reference and interim draft work plan for the environmental assessment of the Jay-Cardinal pipes. The Company expects to submit its Developer’s Assessment Report for the Jay-Cardinal pipes in the second quarter of fiscal 2015.

2014 ANNUAL REPORT

Dominion Diamond Corporation

During the period from April 10, 2013 to January 31, 2014, the Ekati Diamond Mine produced (on a 100% basis) 1.2 million carats from the processing of 3.0 million tonnes of ore from the reserves. The Company also recovered 0.4 million carats from the processing of 0.4 million tonnes of coarse ore rejects and satellite materials from the Misery South & Southwest kimberlite pipes and from the Koala North underground (inferred resource only).

EKATI DIAMOND MINE PRODUCTION (80% SHARE)

For the three months ended January 31, 2014
Pipe	Ore processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)
Koala Phase 5	51	21	0.41
Koala Phase 6	75	87	1.16
Koala North	69	60	0.87
Fox	452	125	0.28
Misery South & Southwest	58	74	1.28
Coarse Ore Rejects	29	18	0.62
Total	734	385	0.62

For the period from April 10, 2013 (date of acquisition) to January 31, 2014
Pipe	Ore processed	Carats	Grade
	(000s tonnes)	(000s)	(carats/tonne)
Koala Phase 5	168	68	0.40
Koala Phase 6	182	239	1.31
Koala North	220	165	0.75
Fox	1,853	560	0.30
Misery South & Southwest	200	269	1.35
Coarse Ore Rejects	63	23	0.37
Total	2,686	1,324	0.49

Ekati Operations Outlook
PRODUCTION
In fiscal 2015, the Ekati Diamond Mine expects to process (on a 100% basis) approximately 2.6 million tonnes from the mineral reserve and produce approximately 0.9 million carats. The Company expects to process approximately 1.7 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations split between Koala phase 5 and phase 6 & 7. As part of the Koala deposit, a small portion of inferred resources is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability. Additional plant feed to keep the processing plant at capacity for the period will be sourced from satellite material from the Misery South & Southwest kimberlite pipes as well as the stockpile of coarse ore rejects. The Misery South & Southwest satellite bodies as well as the coarse ore rejects are not included in the Company’s reserves and resource statement and are therefore considered incremental to production.

2014 ANNUAL REPORT

Dominion Diamond Corporation

PRICING
Based on prices from the Company’s rough diamond sales during the fourth quarter and the current diamond recovery profile of the Ekati processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Ekati ore types in the table that follows:

February 2014
Sales Cycle
Average price
per carat
Ore type	(in US dollars)
Koala Phase 5	$365
Koala Phase 6	420
Koala North	440
Fox	315
Misery South & Southwest	80-100
Coarse Ore Rejects	65–120

COST OF SALES AND CASH COST OF PRODUCTION
Based on the current mine plan for the Ekati Diamond Mine for fiscal 2015, the Company currently expects cost of sales at the Ekati Diamond Mine (on a 100% basis) in fiscal 2015 to be approximately $520 million (including depreciation and amortization of approximately $125 million). The cash cost of production at the Ekati Diamond Mine for fiscal 2015 is expected to be approximately $340 million (on a 100% basis) at an assumed average Canadian/US dollar exchange rate of $1.10.

CAPITAL EXPENDITURES
The planned capital expenditures for the Core Zone at the Ekati Diamond Mine for fiscal 2015 (on a 100% basis) are expected to be approximately $180 million at an assumed average Canadian/US dollar exchange rate of $1.10. The planned capital expenditures include approximately $95 million for the continued development of the Misery Pipe, consisting largely of mining costs to access ore release, and approximately $50 million towards the development of the Pigeon Pipe. During the fourth quarter, the Ekati Diamond Mine incurred capital expenditures of $30.2 million ($95.6 million for the period from April 10, 2013 to January 31, 2014).

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati diamond mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	7,875	5,924	12,971	15,213	8,227	6,302	4,700	5,767	41,983	24,996	20,679
Operating loss	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(41,983)	$(24,996)	$(20,679)
Depreciation and amortization (i)	451	378	363	305	304	306	286	296	1,496	1,191	1,231
EBITDA (ii)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(40,487)	$(23,805)	$(19,448)
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” on page 20.

Three Months Ended January 31, 2014, Compared to Three Months Ended January 31, 2013
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter decreased by $0.4 million from the comparable quarter of the prior year.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Year Ended January 31, 2014, Compared to Year Ended January 31, 2013
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the year ended January 31, 2014 increased by $17.0 million from the prior year. The increase from the prior year was primarily due to $11.2 million of transaction costs and $4.9 million of restructuring costs at the Antwerp, Belgium office, related in each case to the Ekati Diamond Mine Acquisition.

Discontinued Operations
On March 26, 2013, the Company completed the disposition of the Luxury Brand Segment to Swatch Group. As a result, the Company’s consolidated results no longer include the operations of the Luxury Brand Segment and the results of the Luxury Brand Segment are now treated as discontinued operations for reporting purposes. Current and prior period results have been restated to reflect this change.

Liquidity and Capital Resources
Working Capital
As at January 31, 2014, the Company had unrestricted cash and cash equivalents of $224.8 million and restricted cash of $113.6 million compared to $104.3 million and $nil at January 31, 2013. The restricted cash is used to support letters of credit to the Government of Canada of CDN $127 million in support of the reclamation obligations for the Ekati Diamond Mine. During the year ended January 31, 2014, the Company reported cash flow from operations of $166.3 million compared to $105.1 million in the prior year.

As at January 31, 2014, the Company had 1.0 million carats of rough diamond inventory with an estimated market value of approximately $205 million, of which approximately $45 million represented inventory available for sale, with the remaining $160 million being sorted.

Working capital increased to $572.1 million at January 31, 2014 from $361.5 million at January 31, 2013. During the year, the Company increased accounts receivable from continuing operations by $2.5 million, decreased other current assets from continuing operations by $2.9 million, decreased inventory and supplies from continuing operations by $9.8 million, decreased trade and other payables from continuing operations by $5.2 million and increased employee benefit plans from continuing operations by $1.4 million.

The Company’s liquidity requirements fluctuate from year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

Financing Activities
On May 31, 2013, the Company repaid its senior secured revolving credit facility with Standard Chartered Bank and cancelled this facility.

In connection with the Ekati Diamond Mine Acquisition, the Company arranged new secured credit facilities with The Royal Bank of Canada and Standard Chartered Bank consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Ekati Diamond Mine Acquisition was completed on April 10, 2013. The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities. The new facilities were subsequently cancelled in fiscal 2014.

As at January 31, 2014, $nil and $nil was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited, respectively, compared to $nil and $1.1 million at January 31, 2013.

Investing Activities
During the fiscal year, the Company purchased property, plant and equipment of $122.3 million for its continuing operations, of which $26.6 million was purchased for the Diavik Diamond Mine and $95.7 million for the Ekati Diamond Mine.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mine level. Additionally, at the Diavik Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are currently estimated capital expenditures for the calendar years 2014 to 2018 of approximately $78 million in the aggregate assuming a Canadian/US average exchange rate of $1.10 for each of the five years, representing DDDLP’s current projected share of the currently planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not reflected in the table below are currently estimated capital expenditures for the fiscal years 2015 to 2019 of approximately $404 million in the aggregate assuming a Canadian/US average exchange rate of $1.10 for each of the five years, representing the current planned capital expenditures (excluding Jay-Cardinal pipes) at the Ekati Diamond Mine. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$5,297	$1,140	$2,271	$1,886	$–
Environmental and participation agreements incremental commitments (c)	179,403	59,153	2,325	4,259	113,666
Operating lease obligations (d)	12,975	7,385	5,590	–	–
Total contractual obligations	$197,675	$67,678	$10,186	$6,145	$113,666

(a)	(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The Company does not have any credit facilities.

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 14.25%. At January 31, 2014, $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited. The facility is guaranteed by Dominion Diamond Corporation.

(iii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On January 31, 2014, $4.3 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2014, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $0.3 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2014 was $58 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. In June 2013, the WLWB adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. The Company has posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine, and has provided a proposal to the Government of the Northwest Territories and the Government of Canada on an appropriate form of security. Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay in respect of the Ekati Diamond Mine under these agreements includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

EBITDA and EBITDA Margin
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated using EBITDA over total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales and is a measurement for cash margins. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. These measures should not be considered in isolation or as substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margins differently.

CONSOLIDATED

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss) from continuing operations	$20,016	$4,509	$15,661	$10,459	$20,987	$5,574	$8,939	$12,171	$51,645	$47,671	$37,574
Depreciation and amortization	55,228	31,978	32,644	20,211	24,346	20,588	13,160	22,172	140,061	80,266	78,761
EBITDA from continuing operations	$75,244	$36,487	$48,305	$30,670	$45,333	$26,162	$22,099	$34,343	$191,706	$127,937	$116,335

DIAVIK DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit	$30,404	$11,765	$21,530	$25,918	$29,213	$11,876	$13,639	$17,938	$89,619	$72,666	$58,256
Depreciation and amortization	28,885	12,434	21,768	19,906	24,042	20,283	12,874	21,876	82,993	79,075	77,529
EBITDA	$59,289	$24,199	$43,298	$45,824	$53,255	$32,159	$26,513	$39,814	$172,612	$151,741	$135,785

2014 ANNUAL REPORT

Dominion Diamond Corporation

EKATI DIAMOND MINE SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$(1,513)	$(1,332)	$7,102	$(246)	$–	$–	$–	$–	$4,010	$–	$–
Depreciation and amortization	25,892	19,166	10,513	–	–	–	–	–	55,572	–	–
EBITDA	$24,379	$17,834	$17,615	$(246)	$–	$–	$–	$–	$59,582	$–	$–

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(quarterly results are unaudited)
	2014	2014	2014	2014	2013	2013	2013	2013	2014	2013	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total	Total
Operating profit (loss)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(8,227)	$(6,302)	$(4,700)	$(5,767)	$(41,983)	$(24,996)	$(20,679)
Depreciation and amortization	451	378	363	305	304	306	286	296	1,496	1,191	1,231
EBITDA	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(7,923)	$(5,996)	$(4,414)	$(5,471)	$(40,487)	$(23,805)	$(19,448)

RISK AND UNCERTAINTIES
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing of such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with its applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development or to maintain continued operations.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2014 was $58 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the WLWB adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. The Company has as at January 31, 2014 posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine, and has provided a proposal to the Government of the Northwest Territories and the Government of Canada on an appropriate form of security. As reclamation and remediation cost estimates are updated and revised, the Company expects that it will be required to post additional security for those obligations, which could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which will expire on August 31, 2014. The Company expects to begin re-negotiations on this labour agreement early in calendar 2014. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

DISCLOSURE CONTROLS AND PROCEDURES
The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Dominion Diamond Corporation, including its consolidated subsidiaries, is made known to management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Dominion Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The results of the inherent limitations in all control systems mean no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Dominion Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2014, to ensure that information required to be disclosed in reports that the Company will file or submit under Canada securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

INTERNAL CONTROL OVER FINANCIAL REPORTING
The certifying officers of the Company have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the US Securities and Exchange Commission, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2014.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
During the fourth quarter of fiscal 2014, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Limitation on Scope of Design
Management has limited the scope of design of its disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of entities acquired as part of the Ekati Diamond Mine Acquisition as permitted under NI 52-109 and the Exchange Act.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The chart below presents the summary financial information for entities acquired as part of the Ekati Diamond Mine Acquisition included in the Company’s consolidated financial statements:

As at January 31, 2014
Current assets	$447,465
Long-term assets	923,209
Current liabilities	72,839
Long-term liabilities	722,400

For the year ended January 31, 2014
Revenue	$399,636
Net loss	(40,820)

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Dominion Diamond Corporation’s financial results.

Significant Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.    Significant Judgments in Applying Accounting Policies
Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from unused tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

2014 ANNUAL REPORT

Dominion Diamond Corporation

b.    Significant Estimates and Assumptions in Applying Accounting Policies
Mineral reserves, mineral properties and exploration costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine rehabilitation and site restoration provision
Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 15.

2014 ANNUAL REPORT

Dominion Diamond Corporation

CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new standards, along with any consequential amendments, effective February 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), replaced the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. The Company has conducted a review of all non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidated status of any of its subsidiaries and investees.

IFRS 11, “Joint Arrangements” (“IFRS 11”), replaced IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s consolidated financial statements upon its adoption on February 1, 2013.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The Company has added additional disclosures on fair value measurement in note 25 to the consolidated financial statements.

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The adoption of IFRIC 20 did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 19, which eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. The adoption of revised IAS 19 did not materially impact measurement or recognition of the Company’s pension plans, and additional disclosures required under the new standard can be found in note 15 to the consolidated financial statements.

Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”) have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

Outstanding Share Information

As at April 17, 2014
Authorized	Unlimited
Issued and outstanding shares	85,124,480
Options outstanding	2,705,819
Fully diluted	87,830,299

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Management’s Responsibility for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Dominion Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “WENDY KEI”

ROBERT A. GANNICOTT	WENDY KEI
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

2014 ANNUAL REPORT

Dominion Diamond Corporation

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited the accompanying consolidated financial statements of Dominion Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2014 and January 31, 2013, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Diamond Corporation as at January 31, 2014 and January 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2014, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 21, 2014 expressed an unmodified (unqualified) opinion on the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting.

KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
April 17, 2014
Toronto, Canada

2014 ANNUAL REPORT

Dominion Diamond Corporation

Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors of Dominion Diamond Corporation

We have audited Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dominion Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended January 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dominion Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Dominion Diamond Corporation acquired the Ekati Diamond Mine during the year ended January 31, 2014. Management excluded from its assessment of the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2014, Ekati Diamond Mine’s internal control over financial reporting associated with total assets of $1,371 million and total revenues of $399.6 million included in the consolidated financial statements of Dominion Diamond Corporation and subsidiaries as of and for the year ended January 31, 2014.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dominion Diamond Corporation as of January 31, 2014 and January 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended January 31, 2014 and January 31, 2013, and our report dated April 21, 2014 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
April 17, 2014
Toronto, Canada

2014 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	January 31, 2014	January 31, 2013
ASSETS

Current assets
Cash and cash equivalents (note 5)	$224,778	$104,313
Accounts receivable (note 6)	20,879	3,705
Inventory and supplies (note 7)	440,853	115,627
Other current assets (note 8)	27,156	29,486
Assets held for sale (note 10)	–	718,804
	713,666	971,935
Property, plant and equipment (note 11)	1,469,557	727,489
Restricted cash (note 5, 9)	113,612	–
Other non-current assets (note 13)	4,737	6,937
Deferred income tax assets (note 16)	3,078	4,095
Total assets	$2,304,650	$1,710,456

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables (note 14)	$103,653	$39,053
Employee benefit plans (note 15)	3,643	2,634
Income taxes payable (note 16)	33,442	32,977
Current portion of interest-bearing loans and borrowings (note 21)	794	51,508
Liabilities held for sale (note 10)	–	484,252
	141,532	610,424
Interest-bearing loans and borrowings (note 21)	3,504	4,799
Deferred income tax liabilities (note 16)	242,563	181,427
Employee benefit plans (note 15)	14,120	3,499
Provisions (note 17)	430,968	79,055
Total liabilities	832,687	879,204
Equity
Share capital (note 18)	508,523	508,007
Contributed surplus	23,033	20,387
Retained earnings	775,419	295,738
Accumulated other comprehensive income	(2,447)	6,357
Total shareholders’ equity	1,304,528	830,489
Non-controlling interest	167,435	763
Total equity	1,471,963	831,252
Total liabilities and equity	$2,304,650	$1,710,456

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

(SIGNED) “ROBERT A. GANNICOTT”	(SIGNED) “MANUAL LINO SILVA DE SOUSA-OLIVEIRA”

ROBERT A. GANNICOTT	MANUAL LINO SILVA DE SOUSA-OLIVEIRA
DIRECTOR	DIRECTOR

2014 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2014	2013
Sales	$751,942	$345,411
Cost of sales	650,872	267,584
Gross margin	101,070	77,827
Selling, general and administrative expenses	49,425	30,156
Operating profit (note 19)	51,645	47,671
Finance expenses	(27,352)	(9,083)
Exploration costs	(14,550)	(1,801)
Finance and other income	3,153	780
Foreign exchange (loss) gain	(8,879)	493
Profit before income taxes from continuing operations	4,017	38,060
Income tax expense (note 16)	35,505	15,276
Net profit (loss) from continuing operations	(31,488)	22,784
Net profit from discontinued operations (note 10)	502,656	12,434
Net profit	$471,168	$35,218
Net profit (loss) from continuing operations attributable to
Shareholders	$(22,975)	$22,276
Non-controlling interest	(8,513)	508
Net profit (loss) attributable to
Shareholders	$479,681	$34,710
Non-controlling interest	(8,513)	508
Earnings (loss) per share – continuing operations
Basic	$(0.27)	$0.26
Diluted	(0.27)	0.26
Earnings per share
Basic	5.64	0.41
Diluted	5.59	0.41
Weighted average number of shares outstanding (note 20)	85,019,802	84,875,789

The accompanying notes are an integral part of these consolidated financial statements.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2014	2013
Net profit	$471,168	$35,218
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of nil)	(12,228)	(2,883)
Items that will not be reclassified to profit
Actuarial gain (loss) on employee benefit plans (net of tax of $1.5 million for the year ended January 31, 2014; 2013 - $0.1 million)	3,424	(846)
Other comprehensive loss, net of tax	(8,804)	(3,729)
Total comprehensive income	$462,364	$31,489
Comprehensive income (loss) from continuing operations	$(29,686)	$22,778
Comprehensive income from discontinued operations	492,050	8,711
Comprehensive income (loss) attributable to
Shareholders	$470,877	$30,981
Non-controlling interest	(8,513)	508

The accompanying notes are an integral part of these consolidated financial statements.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2014	2013
Common shares:
Balance at beginning of period	$508,007	$507,975
Issued during the period	516	32
Balance at end of period	508,523	508,007
Contributed surplus:
Balance at beginning of period	20,387	17,764
Stock-based compensation expense	2,646	2,623
Balance at end of period	23,033	20,387
Retained earnings:
Balance at beginning of period	295,738	261,028
Net profit attributable to common shareholders	479,681	34,710
Balance at end of period	775,419	295,738
Accumulated other comprehensive income:
Balance at beginning of period	6,357	10,086
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of nil)	(12,228)	(2,883)
Items that will not be reclassified to profit
Actuarial gain (loss) on employee benefit plans (net of tax of $1.5 million for the year ended January 31, 2014; 2013 - $0.1 million)	3,424	(846)
Balance at end of period	(2,447)	6,357
Non-controlling interest:
Balance at beginning of period	763	255
Non-controlling interest	(8,513)	508
Acquisition of Ekati Diamond Mine (note 4)	163,776	–
Contributions made by minority partners	11,409	–
Balance at end of period	167,435	763
Total equity	$1,471,963	$831,252

The accompanying notes are an integral part of these consolidated financial statements.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2014	2013
Cash provided by (used in)
OPERATING
Net profit (loss)	$471,168	$22,784
Depreciation and amortization	140,061	80,266
Deferred income tax recovery	(4,894)	(9,752)
Current income tax expense	40,399	25,028
Finance expenses	27,351	9,083
Stock-based compensation	2,646	2,623
Other non-cash items	11,092	(1,761)
Foreign exchange (gain) loss	10,166	(45)
Loss (gain) on disposition of assets	362	(330)
Change in non-cash operating working capital, excluding taxes and finance expenses	6,320	8,871
Cash provided by (used in) operating activities	704,671	136,767
Interest paid	(6,383)	(5,318)
Income and mining taxes paid	(29,354)	(15,987)
Cash provided by (used in) operating activities – continuing operations	668,934	115,462
Cash provided by (used in) operating activities – discontinued operations	(502,656)	(10,339)
Net cash from (used in) operating activities	166,278	105,123
FINANCING
Increase (decrease) in interest-bearing loans and borrowings	(789)	(5,359)
Increase in revolving credit	–	38,765
Decrease in revolving credit	(1,128)	(41,898)
Repayment of senior secured credit facility	(50,000)	–
Issue of common shares, net of issue costs	516	32
Contribution from non-controlling interest	2,414	(8,000)
Cash provided from financing activities – continuing operations	(48,987)	(16,460)
Cash provided from financing activities – discontinued operations	–	39,880
Cash provided from financing activities	(48,987)	23,420
INVESTING
Acquisition of Ekati	(490,925)	–
Property, plant and equipment	(122,278)	(56,478)
Net proceeds from sale of property, plant and equipment	1,911	2,619
Other non-current assets	(2,981)	50
Cash provided in investing activities – continuing operations	(614,273)	(53,809)
Cash provided in investing activities – discontinued operations	746,738	(25,023)
Cash used in investing activities	132,465	(78,832)
Foreign exchange effect on cash balances	(15,679)	(378)
Increase in cash and cash equivalents	234,077	49,333
Cash and cash equivalents, beginning of period	104,313	78,116
Cash and equivalents, end of period	338,390	127,449
Less cash and equivalents of discontinued operations, end of period	–	23,136
Cash and cash equivalents of continuing operations, end of period	$338,390	$104,313
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(2,532)	(1,747)
Inventory and supplies	9,758	8,994
Other current assets	2,850	148
Trade and other payables	(5,164)	72
Employee benefit plans	1,408	1,404
	$6,320	$8,871

The accompanying notes are an integral part of these consolidated financial statements.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Notes to Consolidated Financial Statements
JANUARY 31, 2014 WITH COMPARATIVE FIGURES (TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

On April 10, 2013, the Company completed the $553.1 million acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. As a result of the completion of the Ekati Diamond Mine Acquisition the Company acquired an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests within the consolidated financial statements.

On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group. The operations of the Luxury Brand Segment have been presented as discontinued operations for reporting purposes. See note 10. As a result of the sale, the Company’s corporate group underwent name changes to remove references to “Harry Winston”. The Company’s name was changed to “Dominion Diamond Corporation”.

These consolidated financial statements have been approved for issue by the Board of Directors on April 17, 2014.

Note 2: Basis of Preparation
(a)	Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities, which are measured at fair value. The significant accounting policies are presented in note 3 and have been consistently applied in each of the periods presented.

(b)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 3:
Significant Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2014. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the Company’s subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests within the consolidated financial statements.

Interest in Diavik Joint Venture

DDDLP has an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one- month lag. The accounting policies described below include those of the Diavik Joint Venture.

Interest in Ekati Diamond Mine

Dominion Diamond Delware Company LLC (“DDDLC”) has an undivided 80% ownership interest in the Core Zone and a 58.8% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non- controlling interest (20% in the Core Zone and 41.2% in the Buffer Zone) within the consolidated financial statements.

(b)	Revenue

Sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipts of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable and after eliminating sales within the Company.

(c)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(e)	Inventory and supplies
Rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis including production costs and value-added processing activity.

Supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine, Ekati Diamond Mine and at the Company’s sorting and distribution facility locations.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow moving items is written down on a basis of an estimate of their future use or realization. A provision for obsolescence is made when the carrying amount is higher than net realizable value.

(f)	Assets held for sale and discontinued operations

A discontinued operation represents a separate major line of business that either has been disposed of or is classified as held for sale. Classification as held for sale applies when an asset’s carrying value will be recovered principally through a sale transaction rather than through continuing use, it is available for immediate sale in its present condition and its sale is highly probable. Results for assets held for sale are disclosed separately as net profit from discontinued operations in the consolidated statements of income and comparative periods are reclassified accordingly.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(g)	Business combination and goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair value as at the date of acquisition. Any excess purchase price over the aggregate fair value of identifiable net assets is recorded as goodwill. Goodwill is identified and allocated to cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired. For goodwill arising on acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year.

When the recoverable amount of the CGU is less than the carrying amount of that CGU, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of that CGU pro rata on the basis of the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated statement of income. An impairment loss recorded on goodwill is not reversed in subsequent periods.

(h)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Mineral exploration is expensed as incurred. Exploration costs are only capitalized when the exploration activity relates to proven and probable reserves. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Recognized exploration and evaluation assets will be assessed for impairment when the facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs are expensed as incurred.

(i)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit development before production commences, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales or selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The unit-of-production method is applied to a substantial portion of the Diavik Diamond Mine and Ekati Diamond Mine property, plant and equipment, and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. The Company currently does not include estimates of measured, indicated or inferred resources in its calculation of ore reserves. Other property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, for the current and comparative periods, which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets.

IFRIC 20 specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realized in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognized as a non-current asset, if certain criteria are met. After initial recognition, the stripping activity asset is depreciated on a systematic basis (unit-of-production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the  stripping activity.

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(j)	Financial instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship are recognized immediately in net profit or loss.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(k)	Provisions

Provisions represent obligations to the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision:

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including re-measurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. The periodic unwinding of the discount is recognized in net profit or loss as a finance cost.

(l)	Foreign currency
Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income within shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(m)	Income taxes
Current and deferred taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies foreign exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(n)	Stock-based payment transactions
Stock-based compensation

The Company applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. When option awards vest in installments over the vesting period, each installment is accounted for as a separate arrangement. The estimated fair value of the options is recorded as an expense with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

Restricted and Deferred Share Unit Plans

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date. The expenses related to the RSUs and DSUs are accrued based on fair value. When a share-based payment award vests in installments over the vesting period, each installment is accounted for as a separate arrangement. These awards are accounted for as liabilities with the value of these liabilities being re-measured at each reporting date based on changes in the fair value of the awards, and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit plan expense in net profit or loss.

(o)	Employee pension plans

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee-administered funds determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the employer pays fixed contributions into a separate entity or fund in respect of each member of the plan. These contributions are expensed as incurred. Unless otherwise provided in the plan documentation, the employer has no legal or constructive obligation to pay any further contributions. The benefits each member of the plan will receive are based solely on the amount contributed to the member’s account and any income, expenses, gains and losses attributed to the member’s account.

A defined benefit plan is a pension plan that guarantees a defined amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in income.

(p)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(q)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated first to reduce goodwill and then to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(r)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(s)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.	Significant Judgments in Applying Accounting Policies
Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from unused tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

2014 ANNUAL REPORT

Dominion Diamond Corporation

b.	Significant Estimates and Assumptions in Applying Accounting Policies
Mineral reserves, mineral properties and exploration costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets

The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine rehabilitation and site restoration provision

Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 15.

(t)	New Accounting Standards adopted during the year

The Company has adopted the following new standards, along with any consequential amendments, effective February 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), replaced the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. The Company has conducted a review of all non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidated status of any of its subsidiaries and investees.

IFRS 11, “Joint Arrangements” (“IFRS 11”), replaced IAS 31, “Interest in Joint Ventures”. The new standard applies to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. For a joint venture, proportionate consolidation will no longer be allowed and will be replaced by equity accounting. IFRS 11 did not have a material impact on the Company’s consolidated financial statements upon its adoption on February 1, 2013.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), generally makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. The Company has added additional disclosures on fair value measurement in note 25.

The International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC 20, “Stripping Costs in the Production Phase of a Surface Mine” (“IFRIC 20”), which clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognized as an asset, how the asset is initially recognized, and subsequent measurement. The adoption of IFRIC 20 did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 19, “Employee Benefits” (“IAS 19”), which eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. The adoption of revised IAS 19 did not materially impact measurement or recognition of the Company’s pension plans, and additional disclosures required under the new standard which can be found in note 15.

Amendments to IAS 1, “Presentation of Financial Statements” (“IAS 1”), have been adopted by the Company on February 1, 2013, with retrospective application. The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The Company has amended its consolidated statement of comprehensive income for all periods presented in these consolidated financial statements to reflect the presentation changes required under the amended IAS 1. Since these changes are reclassifications within the statement of comprehensive income, there is no net impact on the Company’s comprehensive income.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(u)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (OCI) rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

The IASB has tentatively decided to require an entity to apply IFRS 9 for annual periods beginning on or after January 1, 2018, however, early adoption of the new standard is still permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IAS 32 – Offsetting Financial Assets and Liabilities
The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is:

not contingent on a future event; and
enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. These amendments are to be applied retrospectively.

The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning February 1, 2014. The Company does not expect that the amendments will have a material impact on the consolidated financial statements.

IFRIC 21 – Levies
In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company intends to adopt IFRIC 21 in its financial statements for the annual period beginning February 1, 2014. The impact to the Company’s consolidated financial statements upon adoption of this standard has not yet been determined.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 4:
Acquisition
On April 10, 2013, the Company completed the acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium.

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the statement of comprehensive income.

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth below. In accordance with IFRS 3, “Business Combinations” (“IFRS 3”), the provisional purchase price allocation at acquisition has been revised to reflect final adjustments to fair values made during the fourth quarter.

	Preliminary fair	Further	Final fair values at
	values at	adjustments	April 10, 2013
	April 10, 2013
Cash consideration paid	$553,142	$–	$553,142
Cash and cash equivalents	$62,217	$–	$62,217
Accounts receivable and other current assets	7,465	(1,376)	6,089
Inventory and supplies	300,248	30,967	331,215
Other long-term assets	–	1,776	1,776
Property, plant and equipment	800,741	6,666	807,407
Trade and other payables	(70,618)	(548)	(71,166)
Income taxes payable	(6,085)	12,328	6,243
Provisions, future site restoration costs	(348,230)	4,729	(343,501)
Deferred income tax liabilities	(62,985)	(2,528)	(65,513)
Other long-term liabilities	(19,017)	(20)	(19,037)
Non-controlling interest	(152,798)	(10,978)	(163,776)
Total net identifiable assets acquired	510,938	41,016	551,954
Goodwill (note 13)	42,204	(41,016)	1,188
	$553,142	$–	$553,142

The main adjustments to the provisional fair value relate to the fair value attributed to property, plant and equipment, stockpile ore and provision for future site restoration costs acquired as part of the Ekati Diamond Mine Acquisition and the associated tax impacts.

Non-controlling interest was measured by taking the proportionate share of the fair value of the net identifiable assets of the Ekati Diamond Mine. Goodwill comprises the value of expected synergies arising from the Ekati Diamond Mine Acquisition and the expertise and reputation of the assembled workforce acquired. None of the goodwill recognized is expected to be deductible for tax purposes.

From the closing date of the Ekati Diamond Mine Acquisition, revenues of $399.6 million and a net loss of $40.8 million were generated by the operations of the Ekati Diamond Mine. If the acquisition had taken place at the beginning of the 2014 fiscal year, the Company’s consolidated pro forma revenue including the Ekati mining segment would have been $860.6 million and pro forma net loss would have been $27.0 million for the year ended January 31, 2014. The Company incurred total transaction costs of $14.4 million related to the Ekati Diamond Mine Acquisition, of which $11.2 million has been expensed and included in selling, general and administrative costs during the current year, with the balance of $3.2 million expensed in fiscal 2013.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 5:
Cash and Cash Equivalents

	2014	2013
Cash on hand and balances with banks	$224,778	$104,313
Restricted cash	113,612	–
Total cash and cash equivalents	$338,390	$104,313

Note 6:
Accounts Receivable

	2014	2013
Trade receivables	$451	$239
Accounts receivable – minority partners	9,158	–
Sales tax credits	7,622	546
Other	3,648	2,920
Total accounts receivable	$20,879	$3,705

The Company’s exposure to credit risk is disclosed in note 25.

Note 7:
Inventory and Supplies

	2014	2013
Stockpile ore	$38,475	$–
Rough diamonds – Work in progress	139,520	29,343
Rough diamonds – Finished goods (available for sale)	35,573	16,124
Supplies inventory	227,285	70,160
Total inventory and supplies	$440,853	$115,627

Total inventory and supplies is net of a provision for obsolescence of $0.6 million ($0.4 million at January 31, 2013). Cost of sales from continuing operations includes inventory of $645.8 million sold during the year (2013 – $262.7 million), with another $5.1 million of non-inventoried costs (2013 – $4.9 million).

Note 8:
Other Current Assets

	2014	2013
Prepaid assets	$27,156	$29,486
Total other current assets	$27,156	$29,486

Note 9:
Restricted Cash

The Company has provided CDN $127 million in letters of credit to the Government of Canada, supported by restricted cash for the reclamation obligations for the Ekati Diamond Mine.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 10:
Assets Held for Sale (Discontinued Operations)
On March 26, 2013, the Company completed the sale of the Luxury Brand Segment to Swatch Group.

The major classes of assets and liabilities of the discontinued operations were as follows at the date of disposal:

March 26, 2013
Cash and cash equivalents	$25,914
Accounts receivable and other current assets	61,080
Inventory and supplies	403,157
Property, plant and equipment	76,700
Intangible assets, net	126,779
Other non-current assets	7,478
Deferred income tax assets	54,017
Trade and other payables	(96,246)
Income taxes payable	(2,465)
Interest-bearing loans and borrowings	(292,709)
Deferred income tax liabilities	(106,137)
Other long-term liabilities	(13,743)
Net assets	$243,825
Consideration received, satisfied in cash	$746,738
Cash and cash equivalents disposed of	(25,914)
Net cash inflow	$720,824

Results of the discontinued operations are presented separately as net profit from discontinued operations in the consolidated statements of income, and comparative periods have been adjusted accordingly

	2014	2013
Sales	$63,799	$435,835
Cost of sales	(31,355)	(208,574)
Other expenses	(30,964)	(212,562)
Other income and foreign exchange gain (loss)	(1,551)	1,888
Net income tax (expense) recovery	(186)	(4,153)
Net profit (loss) from discontinued operations before gain	$(257)	$12,434
Gain on sale	$502,913	$–
Net profit from discontinued operations	$502,656	$12,434
Earnings per share – discontinued operations
Basic	$5.91	$0.15
Diluted	5.85	0.15

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 11:
Property, Plant and Equipment

MINING OPERATIONS
				Real		Mine
		Equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2013	$249,720	$899,595	$11,664	$40,194	$15,302	$64,839	$1,281,314
Acquisition (Note 4)	70,000	405,796	1,007	186,802	143,802	–	807,407
Additions	–	2,632	1,077	1,258	119,750	(926)	123,791
Disposals	–	(4,460)	(326)	–	–	–	(4,786)
Foreign exchange differences	–	–	–	(3,108)	–	–	(3,108)
Pre-production revenue	(11,114)	–	–	–	–	–	(11,114)
Transfers and other movements	40,868	67,768	(277)	511	(108,870)	–	–
Balance at January 31, 2014	$349,474	$1,371,331	$13,145	$225,657	$169,984	$63,913	$2,139,504
Accumulated depreciation/amortization:
Balance at February 1, 2013	$173,493	$339,343	$6,781	$10,880	$–	$23,328	$553,825
Depreciation and amortization for the year	9,284	131,552	1,689	25,811	–	5,060	173,396
Disposals	–	(2,300)	(210)		–	–	(2,510)
Foreign exchange differences	–	–	–	(764)	–	–	(764)
Balance at January 31, 2014	$182,777	$468,595	$8,260	$35,927	$–	$28,388	$723,947
Net book value at January 31, 2014	$166,697	$902,736	$4,885	$189,730	$169,984	$35,525	$1,469,557

				Real		Mine
		Equipment	Furniture,	property –	Assets	rehabilitation
	Mineral	and	equipment	land and	under	and site
	properties(a)	leaseholds(b)	and other(c)	building(d)	construction	restoration(e)	Total
Cost:
Balance at February 1, 2012	$249,527	$855,213	$9,306	$37,577	$23,174	$53,471	$1,228,268
Additions	327	–	2,509	2,460	51,181	11,368	67,845
Disposals	–	(14,805)	(151)	–	–	–	(14,956)
Foreign exchange differences	–	–	–	157	–	–	157
Transfers and other movements	(134)	59,187	–	–	(59,053)	–	–
Balance at January 31, 2013	$249,720	$899,595	$11,664	$40,194	$15,302	$64,839	$1,281,314
Accumulated depreciation/amortization:
Balance at February 1, 2012	$162,068	$297,245	$6,028	$9,335	$–	$19,446	$494,122
Depreciation and amortization for the year	11,425	54,502	904	1,578	–	3,882	72,291
Disposals	–	(12,403)	(151)	–	–	–	(12,554)
Foreign exchange differences	–	–	–	(34)	–	–	(34)
Balance at January 31, 2013	$173,493	$339,344	$6,781	$10,879	$–	$23,328	$553,825
Net book value at January 31, 2013	$76,227	$560,251	$4,883	$29,315	$15,302	$41,511	$727,489
The Company has expensed $14.6 million in exploration expenditures in the current year (2013: $1.8 million).

(a)	Represents the Company’s ownership share of mineral claims, which contains commercially mineable diamond reserves.
(b)	Equipment and leaseholds are project related assets at the Diavik Joint Venture and Ekati Diamond Mine level.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility.
(d)	Real property is comprised of land and a building that houses the corporate activities of the Company, and various betterments to the corporate offices.
(e)	Both the Diavik Joint Venture and the Ekati Diamond Mine have obligations under various agreements (note 17) to reclaim and restore the lands disturbed by its mining operations.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 12:
Diavik Joint Venture
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at December 31, 2013 and December 31, 2012, which represents the financial year end of the Diavik Joint Venture:

	2013	2012
Current assets	$97,078	$102,299
Non-current assets	618,141	677,808
Current liabilities	31,296	30,517
Non-current liabilities and participant’s account	683,923	749,590

	2013	2012
Expenses net of interest income of $nil (2012 - $0.1 million)(a)	$253,592	$243,796
Cash flows used in operating activities	(162,535)	(164,645)
Cash flows resulting from financing activities	182,841	214,061
Cash flows used in investing activities	(22,300)	(50,925)
(a)	The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in note 23.

Note 13:
Other Non-Current Assets

	2014	2013
Prepaid pricing discount(a), net of accumulated amortization of $nil (2013 – $11.7 million)	$–	$240
Prepaid assets	418	–
Goodwill	1,188	–
Other assets	1,524	6,279
Security deposits	1,607	418
	$4,737	$6,937
(a)

Prepaid pricing discount represents funds paid to Tiffany & Co. by the Company to amend its rough diamond supply agreement. The amendment eliminated all pricing discounts on future sales. The payment was deferred and was being amortized on a straight-line basis over the remaining life of the contract. The contract expired on March 31, 2013.

Note 14:
Trade and Other Payables

	2014	2013
Trade and other payables	$69,373	$31,622
Accrued expenses	33,693	6,647
Customer deposits	587	784
	$103,653	$39,053

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 15:
Employee Benefit Plans
The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	2014	2013
Defined benefit plan obligation – Ekati Diamond Mine (a)	$10,990	$–
Defined contribution plan obligation – Ekati Diamond Mine (b)	300	–
Post-retirement benefit plan – Diavik Diamond Mine (c)	746	699
RSU and DSU plans (d)	5,727	5,434
Total employee benefit plan obligation	$17,763	$6,133

	2014	2013
Non-current	$14,120	$3,499
Current	3,643	2,634
Total employee benefit plan obligation	$17,763	$6,133

(a)	Defined benefit pension plan

Dominion Diamond Ekati Corporation sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to June 30, 2004. As a result of the Ekati Diamond Mine Acquisition, the plan was assigned to Dominion Diamond Ekati Corporation and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after June 30, 2004.

(i) NET BENEFIT OBLIGATION:

January 31,
2014
Accrued benefit obligation	$76,670
Plan assets	65,680
Funded status – plan deficit	$10,990

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately $64.2 million relating to active employees, $6.8 million relating to deferred members and $5.7 million relating to retired members.

2014
Defined benefit obligation at April 10, 2013	$87,483
Service cost	4,094
Interest expense	2,719
Benefit payments	(6,627)
Administrative expense	(95)
Remeasurements	(8,438)
Effect on changes in foreign exchange rates	(2,466)
Defined benefit obligation as at January 31, 2014	$76,670

2014 ANNUAL REPORT

Dominion Diamond Corporation

(ii) PLAN ASSETS

2014
Plan Assets at April 10, 2013	$68,721
Interest income	2,205
Total employer contributions	6,859
Benefit payments	(6,627)
Taxes paid from plan assets	(95)
Return on plan assets, excluding imputed interest income	(3,238)
Effect on changes in foreign exchange rates	(2,145)
Plan assets as at January 31, 2014	$65,680

The amounts recognized in the statement of income are as follows:

2014
Current service costs	$4,094
Interest costs	514
Total, included in costs of sales	$4,608

The actuarial losses/(gains) recognized in other comprehensive income/(loss) net of taxes for defined benefit plans were as follows:

2014
Return on plan assets, excluding imputed interest income	$3,238
Actuarial losses from change in demographic assumptions	2,791
Actuarial gains from change in financial assumptions	(11,229)
Total net actuarial loss recognized in other comprehensive loss before income taxes	$(5,200)
Income tax expenses on actuarial (gains)/losses	1,457
Actuarial (gains)/losses, net of income tax recoveries	$3,743

Canadian plan assets represented approximately 95% of total plan assets at January 31, 2014.
The asset allocation of pension assets at January 31 was as follows:

January 31,
2014
ASSET CATEGORY
Cash equivalents	2%
Equity securities	22%
Fixed income securities	70%
Other	6%
Total	100%

2014 ANNUAL REPORT

Dominion Diamond Corporation

(iii) THE SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN ARE AS FOLLOWS:

January 31, 2014
ACCRUED BENEFIT OBLIGATION
Discount rate	4.4%
Rate of salary increase	3.0%
Rate of price inflation	2.25%
Mortality table	CPM-RPP2014Priv with CPM-A
BENEFIT COSTS FOR THE YEAR
Discount rate	4.0%
Expected rate of salary increase	4.0%
Rate of compensation increase	2.25%

The weighted average duration of the defined benefit obligation is 17 years. The sensitivity of the defined benefit obligation to changes in the weighted principal assumption is:

IMPACT ON DEFINED BENEFIT OBLIGATION	Changes in	Decrease in	Increase in
	Assumption	Assumption	Assumption
Discount Rate	0.50%	$7,522	$(5,801)
Salary growth rate	0.50%	(1,523)	2,080
Mortality table	Life expectancy 1	(2,054)	1,937

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

(iv) RISK ANALYSIS
Through its defined benefit pension plan, the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility
The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if the plan underperforms the yields, this will create a deficit.

Changes in bond yields
A decrease in corporate bond yields will increase plan liabilities, although this would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk
Most of the plan’s obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy
The majority of the plan’s obligations are to provide benefit for the life of the member and the member’s spouse, so increases in life expectancy will result in an increase in the plan’s liabilities.

(v) FUNDING POLICY
The Company funds the plan in accordance with the requirements of the Pension Benefits Standards Act, 1985 and the Pension Benefits Standards Regulations and the actuarial professional standards with respect to funding such plans. Funding deficits are amortized as permitted under the Regulations. In the Company’s view, this level of funding is adequate to meet current and future funding needs in light of projected economic and demographic conditions. The Company may in its absolute discretion fund in excess of the legislated minimum from time to time, but no more than the maximum contribution permitted under the Income Tax Act.

The expected contributions to the plan for fiscal year 2015 are $6.0 million.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(b)	Defined contribution plan

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees who are not employed by Dominion Diamond Ekati Corporation whereby the employer contributes to a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2014 was $nil ($nil at January 31, 2013).

Dominion Diamond Ekati Corporation sponsors a defined contribution plan for its employees who are not members of the defined benefit pension plan referred to in 15(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (“YMPE”; as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at January 31, 2014 was $0.3 million. (Supplemental plan liability has been included in the accrued benefit obligation disclosed in 15(a) above.)

(c)	Post-retirement benefit plan
The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

The Diavik Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.8 million at January 31, 2014 ($0.7 million at January 31, 2013).

(d)	Restricted Stock Units (“RSU”) and Deferred Stock Units (“DSU”) plans

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of f Directors’ approval. The RSUs granted vest one-third on March 31 following the date of the grant and one-third on each anniversary thereafter. The vesting of grants of RSUs are subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period.

Note 16:
Income Taxes
The deferred income tax asset of the Company is $3.1 million. Included in the deferred tax asset is $2.0 million that has been recorded to recognize the benefit of $7.7 million of net operating losses that the Company has available for carry forward to shelter income taxes for future years.

The deferred income tax liability of the Company is $242.6 million. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expenses for each year.

(a)	The income tax provision consists of the following:

	2014	2013
CURRENT TAX EXPENSE FROM CONTINUING OPERATIONS
Current period	$36,530	$25,172
Adjustment for prior periods	3,869	(144)
Total current tax expense	40,399	25,028
DEFERRED TAX EXPENSE FROM CONTINUING OPERATIONS
Origination and reversal of temporary differences	(4,889)	(9,718)
Change in unrecognized deductible temporary differences	(39)	(36)
Current year losses for which no deferred tax asset was recognized	34	2
Total deferred tax expense	(4,894)	(9,752)
Total income tax expense from continuing operations	$35,505	$15,276

Tax expense from continuing operations excludes tax expense from discontinued operations of $0.2 million (2013 – $4.2 million).

2014 ANNUAL REPORT

Dominion Diamond Corporation

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2014 and 2013 are as follows:

	2014	2013
DEFERRED INCOME TAX ASSETS:
Net operating loss carryforwards	$2,043	$331
Property, plant and equipment	799	116
Future site restoration costs	120,739	13,329
Deferred mineral property costs	5,215	240
Other deferred income tax assets	27,293	12,861
	156,089	26,877
Reclassification to deferred income tax liabilities	(153,011)	(22,782)
Deferred income tax assets	3,078	4,095
DEFERRED INCOME TAX LIABILITIES:
Deferred mineral property costs	(49,706)	(27,459)
Property, plant and equipment	(320,485)	(157,683)
Other deferred income tax liabilities	(25,383)	(19,067)
	(395,574)	(204,209)
Reclassification from deferred income tax assets	153,011	22,782
Deferred income tax liabilities	(242,563)	(181,427)
Deferred income tax liabilities, net	$(239,485)	$(177,332)

Movement in net deferred tax liabilities:

	2014	2013
Balance at the beginning of the year	$(177,332)	$(242,080)
Reclassification to assets held for sale	–	50,181
Recognized in profit (loss)	4,894	9,752
Reclassification to current income taxes payable	–	4,815
Recognized in OCI	(1,457)	–
Acquired on business combination	(65,513)	–
Other	(77)	–
Balance at the end of the year	$(239,485)	$(177,332)

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2014	2013
Tax losses	$568	$548
Deductible temporary differences	177	265
Total	$745	$813

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

2014 ANNUAL REPORT

Dominion Diamond Corporation

The following table summarizes the Company’s non-capital losses as at January 31, 2014 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry Date
Luxembourg	Net operating losses	$1,947	No expiry

The taxable temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax liability has not been provided, aggregate to $295.4 million (2013 – deductible temporary differences of $60.0 million).

(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 26.5% (2013 – 26.5%) is a result of the following:

	2014	2013
Expected income tax expense from continuing operations	$1,065	$10,080
Non-deductible (non-taxable) items	3,184	1,208
Impact of foreign exchange	20,655	659
Northwest Territories mining royalty (net of income tax relief)	8,519	4,637
Earnings subject to tax different than statutory rate	576	70
Assessments and adjustments	664	(1,386)
Current year losses for which no deferred tax asset was recognized	34	2
Tax effect on income allocated to non-controlling interest	1,389	–
Change in unrecognized temporary differences	(39)	(36)
Other	(542)	42
Recorded income tax expense from continuing operations	$35,505	$15,276

(e)	The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $7.7 million and $1.9 million for other foreign jurisdictions’ tax purposes.

Note 17:
Provisions

Future site restoration costs	2014	2013
Diavik Diamond Mine (a)
Balance at February 1, 2013 and 2012	$79,055	$65,245
Revisions of previous estimates	(924)	11,369
Accretion of provision	2,057	2,441
Total Diavik Diamond Mine site restoration costs	80,188	79,055
Ekati Diamond Mine (b)
Balance at April 10, 2013	348,230	–
Revisions of previous estimates	(4,729)	–
Accretion of provision	7,279	–
Total Ekati Diamond Mine site restoration costs	350,780	–
Total site restoration costs	$430,968	$79,055

The Company has an obligation under various agreements to reclaim and restore the lands disturbed by its mining operations.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(a) Diavik Diamond Mine
The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2014 is estimated to be CDN $115 million. The expenditures are discounted using a discount rate of 2.63%. The revision of previous estimates in fiscal 2013 and 2014 is based on revised expectations of reclamation activity costs and changes in estimated reclamation timelines. The Diavik Joint Venture is required to provide security for future site closure and reclamation costs for the Diavik Diamond Mine’s operations and for various permits and licenses. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2014 was $58 million based on its 40% ownership interest in the Diavik Diamond Mine.

(b) Ekati Diamond Mine – Future site restoration
The undiscounted estimated expenditures required to settle the obligation totals approximately CDN $420 million through 2048. The expenditures are discounted using a discount rate of 2.63%. The Company is required to provide security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licenses. As at January 31, 2014, the Company provided CDN $127 million in letters of credit as security with various regulatory authorities in support of the reclamation obligations for the Ekati Diamond Mine.

Note 18: Share Capital
(a)	Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2012	84,874,781	$507,975
SHARES ISSUED FOR:
Exercise of options	8,250	32
Balance, January 31, 2013	84,883,031	508,007
SHARES ISSUED FOR:
Exercise of options	140,000	516
Balance, January 31, 2014	85,023,031	$508,523

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $2.6 million for fiscal 2014 (2013 – $2.6 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2014 – $nil; 2013 – $nil).

2014 ANNUAL REPORT

Dominion Diamond Corporation

Changes in share options outstanding are as follows:

	2014			2013
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN $	US $	000s	CDN $	US $
Outstanding, beginning of year	2,362	12.56	12.68	2,401	14.21	14.34
Granted	435	13.19	12.75	350	14.00	14.14
Forfeited	–	–	–	(26)	26.64	26.54
Exercised	(140)	3.78	3.55	(8)	3.78	3.82
Expired	(219)	26.45	24.38	(355)	24.39	24.48
Outstanding, end of year	2,438	11.93	11.49	2,362	12.56	12.68

The following summarizes information about stock options outstanding at January 31, 2014:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN $	000s		CDN $	000s	CDN $
3.78	868	5.2	$3.78	868	$3.78
12.35–16.70	1,435	4.5	14.07	650	14.21
41.45	135	0.2	41.45	135	41.45
	2,438		$11.93	1,653	$10.97

(d)	Stock-based compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2014 and 2013 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2014	2013
Risk-free interest rate	1.68%	1.17%
Dividend yield	0.00%	0.00%
Volatility factor	50.00%	50.00%
Expected life of the options	3.5 years	3.5 years
Average fair value per option, CDN	$5.18	$5.17
Average fair value per option, US	$4.65	$5.18

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2012	175,974
Awards and payouts during the year (net)
RSU awards	175,200
RSU payouts	(74,148)
Balance, January 31, 2013	277,026
Awards and payouts during the year (net)
RSU awards	293,096
RSU payouts	(128,633)
Balance, January 31, 2014	441,489

DSU	Number of units
Balance, January 31, 2012	214,868
Awards and payouts during the year (net)
DSU awards	27,078
DSU payouts	(52,261)
Balance, January 31, 2013	189,685
Awards and payouts during the year (net)
DSU awards	39,366
DSU payouts	(65,556)
Balance, January 31, 2014	163,495

During the fiscal year, the Company granted 293,096 RSUs (net of forfeitures) and 39,366 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over each vesting period. The Company recognized an expense of $3.4 million for the year ended January 31, 2014 (2013 – $3.4 million). The total carrying amount of liabilities for cash settled share-based payment arrangements is $5.7 million (2013 – $5.4 million). The amounts for obligations and expense (recovery) for cash settled share-based payment arrangements have been grouped with Employee Benefit Plans in note 15 for presentation purposes.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 19:
Expenses by Nature
Operating profit (loss) from continuing operations includes the following items of expense:

	2014	2013
Research and development	$2,316	$3,651
Operating lease	1,651	382
Employee compensation expense	118,393	60,265
Depreciation and amortization	140,061	80,266

Note 20:
Earnings per Share
The following table presents the calculation of diluted earnings per share:

	2014	2013
NUMERATOR
Net earnings for the year attributable to shareholders	$479,681	$34,710
DENOMINATOR (000S SHARES)
Weighted average number of shares outstanding	85,020	84,876
Dilutive effect of employee stock options (a)	860	620
	85,880	85,496
(a)	A total of 0.6 million options were excluded from the dilution calculation (2013 – 1.2 million) as they are anti-dilutive.

Note 21:
Interest-Bearing Loans and Borrowings

	2014	2013
Credit facilities	$–	$49,560
First mortgage on real property	4,298	5,619
Bank advances	–	1,128
Total interest-bearing loans and borrowings	4,298	56,307
Less current portion	(794)	(51,508)
	$3,504	$4,799

		Nominal		Carrying amount
		interest		at January 31,	Face value at
	Currency	rate	Date of maturity	2014	January 31, 2014	Borrower
First mortgage on real property	CDN	7.98%	September 1, 2018	$4.3 million	$4.3 million	6019838 Canada Inc.

On May 31, 2013, the Company repaid the $50.0 million outstanding on its secured revolving credit facility. The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 22: Related Party Disclosure There were no material related party transaction in fiscal year 2014 and 2013 other than compensation of key management personnel.
(a)	Operational information
The Company had the following investments in significant subsidiaries at January 31, 2014:

Name of company	Effective interest	Country of incorporation
Dominion Diamond Holdings Ltd.	100%	Canada
Dominion Diamond Diavik Limited Partnership	100%	Canada
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Building Services Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

(b)	Compensation of key management personnel

Key management includes:

Chief Executive Officer Chief Financial Officer President, Dominion Diamond Marketing Corporation President, Dominion Diamond Ekati Corporation President, Dominion Diamond Holdings Ltd.

	2014	2013
Short-term employee benefits	$5,188	$5,515
Share-based expenses	4,752	4,370
	$9,940	$9,885

Note 23:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings	$5,297	$1,140	$2,271	$1,886	$–
Environmental and participation agreements incremental commitments (a)(b)	179,403	59,153	2,325	4,259	113,666
Operating lease obligations (c)	12,975	7,385	5,590	–	–
Total contractual obligations	$197,675	$67,678	$10,186	$6,145	$113,666

2014 ANNUAL REPORT

Dominion Diamond Corporation

(a)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board, and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. DDDLP’s share of the letters of credit outstanding posted by the operator of the Diavik Joint Venture with respect to the environmental agreements as at January 31, 2014 was $58 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Diavik Joint Venture on reclamation and abandonment activities. The Company has posted letters of credit of CDN $127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine.

The Company has provided a Guarantee of CDN $20 million to the Government of Canada for other obligations under the Environmental Agreement.

(b)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(c)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

Note 24:
Capital Management
The Company’s capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company is not subjected to any externally imposed capital requirements. The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 25:
Financial Risk Management Objectives and Policies
The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk-management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

Net Canadian dollar denominated monetary assets and liabilities

The Company’s functional and reporting currency is US dollars; however, many of the mining operation’s monetary assets and liabilities are denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated monetary assets and liabilities.

Committed or anticipated foreign currency denominated transactions
Primarily Canadian dollar costs at both the Diavik Diamond Mine and Ekati Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2014, a one-cent change in the exchange rate would have impacted pre-tax profit for the year by $1.1 million (2013 – $0.5 million).

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities, which bear variable interest based on LIBOR. As at January 31, 2014, the Company had no outstanding balances under our credit facilities and consequently, a 100 basis point change in LIBOR would have no impact on our pre-tax net profit (2013 – $0.5 million).

(iii)	Concentration of credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk in the mining operations is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with creditworthy major banks and investing only in term deposits or bankers’ acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2014, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

2014 ANNUAL REPORT

Dominion Diamond Corporation

(iv)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2014, the Company had $224.8 million of cash and cash equivalents.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$103,653	$103,653	$–	$–	$–
Interest-bearing loans and borrowings(a)	4,298	794	1,786	1,718	–
Environmental and participation agreement incremental commitments	179,403	59,153	2,325	4,259	113,666
(a)	Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2014.

Note 26:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and interest-bearing loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s interest-bearing loans and borrowings are for the most part fully secured, hence the fair values of these instruments at January 31, 2014 are considered to approximate their carrying value.

The carrying values and estimated fair values of these financial instruments are as follows:

	January 31, 2014		January 31, 2013
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$338,390	$338,390	$104,313	$104,313
Accounts receivable	20,879	20,879	3,705	3,705
	$359,269	$359,269	$108,018	$108,018
Financial liabilities
Trade and other payables	$103,653	$103,653	$39,053	$39,053
Interest-bearing loans and borrowings	4,298	4,298	56,307	56,307
	$107,951	$107,951	$95,360	$95,360

2014 ANNUAL REPORT

Dominion Diamond Corporation

Note 27:
Segmented Information
The reportable segments are those operations whose operating results are reviewed by the Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. It was determined by management that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the year ended January 31, 2014. The results of the Company’s luxury brand segment, which it disposed of on March 26, 2013, no longer qualify as a reportable operating segment and current and prior period results have been recast accordingly.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati diamond mines.

For the year ended January 31, 2014	Diavik	Ekati	Corporate	Total
Sales
North America	$6,690	$413	$–	$7,103
Europe	299,262	397,230	–	696,492
India	46,355	1,992	–	48,347
Total sales	352,307	399,635	–	751,942
Cost of sales
Depreciation and amortization	82,250	55,572	–	137,822
All other costs	175,674	337,376	–	513,050
Total cost of sales	257,924	392,948	–	650,872
Gross margin	94,383	6,687	–	101,070
Gross margin (%)	26.8%	1.7%	–%	13.4%
Selling, general and administrative expenses
Selling and related expenses	4,763	2,679	–	7,442
Administrative expenses			41,983	41,983
Total selling, general and administrative expenses	4,763	2,679	41,983	49,425
Operating profit (loss)	89,620	4,008	(41,983)	51,645
Finance expenses	(19,690)	(7,662)	–	(27,352)
Exploration costs	(4,469)	(10,081)	–	(14,550)
Finance and other income	2,741	412	–	3,153
Foreign exchange gain (loss)	3,373	(12,252)	–	(8,879)
Segmented profit (loss) before income taxes	$71,575	$(25,575)	$(41,983)	$4,017
Segmented assets as at January 31, 2014
Canada	$907,096	$1,365,389	$–	$2,272,485
Other foreign countries	26,880	5,285	–	32,165
	$933,976	$1,370,674	$–	$2,304,650
Capital expenditures	$(26,581)	$(95,697)	$–	$(122,278)
Inventory	115,438	325,415	–	440,853
Total liabilities	37,448	795,239	–	832,687
Other significant non-cash items:
Deferred income tax expense (recovery)	$650	$(5,544)	$–	$(4,894)

Sales to one customer totalled $104 million for the year ended January 31, 2014.

2014 ANNUAL REPORT

Dominion Diamond Corporation

For the year ended January 31, 2013	Diavik	Ekati	Corporate	Total
Sales
North America	$22,002	$–	$–	$22,002
Europe	246,668	–	–	246,668
India	76,741	–	–	76,741
Total sales	345,411	–	–	345,411
Cost of sales
Depreciation and amortization	77,323	–	–	77,323
All other costs	190,261	–	–	190,261
Total cost of sales	267,584	–	–	267,584
Gross margin	77,827	–	–	77,827
Gross margin (%)	22.5%	%	%	22.5%
Selling, general and administrative expenses
Selling and related expenses	5,161	–	–	5,161
Administrative expenses	–	–	24,995	24,995
Total selling, general and administrative expenses	5,161	–	24,995	30,156
Operating profit (loss)	72,666	–	(24,995)	47,671
Finance expenses	(9,083)	–	–	(9,083)
Exploration costs	(1,801)	–	–	(1,801)
Finance and other income	780	–	–	780
Foreign exchange gain	493	–	–	493
Segmented profit (loss) before income taxes	$63,055	$–	$(24,995)	$38,060
Segmented assets as at January 31, 2013
Canada	$1,339,482	$–	$–	$1,339,482
Other foreign countries	370,974	–	–	370,974
	$1,710,456	$–	$–	$1,710,456
Capital expenditures	$(56,478)	$–	$–	$(56,478)
Inventory	115,627	–	–	115,627
Total liabilities	879,204	–	–	879,204
Other significant non-cash items:
Deferred income tax recovery	$(9,752)	$–	$–	$(9,752)

2014 ANNUAL REPORT

Dominion Diamond Corporation

Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement
AS OF DECEMBER 31, 2013 (UNAUDITED) (100% BASIS)

Mineral Reserves

		Proven			Probable			Proven and Probable
Kimberlite pipes	Type	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South	UG	0.8	4.1	3.1	1.4	3.4	4.8	2.2	3.6	7.8
A-154 North	UG	5.7	2.1	12.2	1.8	2.2	3.9	7.5	2.1	16.1
A-418	UG	4.4	3.7	16.2	2.1	2.9	6.2	6.5	3.4	22.4
Stockpile	N/A	0.2	2.7	0.5	–	–	–	0.2	2.7	0.5
Sub-Total – Underground		10.9	2.9	31.4	5.3	2.8	14.9	16.2	2.9	46.3
Sub-Total – Stockpile		0.2	2.7	0.5	–	–	–	0.2	2.7	0.5
Total Reserves		11.1	2.9	32.0	5.3	2.8	14.9	16.4	2.9	46.8

Note: Totals may not add up due to rounding.

Mineral Resources

		Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipes	Type	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
A-154 South	UG	–	–	–	–	–	–	0.04	4.0	0.1
A-154 North	UG	–	–	–	–	–	–	2.2	2.6	5.7
A-418	UG	–	–	–	–	–	–	0.3	2.4	0.7
A-21	OP	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		3.6	2.8	10.0	0.4	2.6	1.0	3.3	2.7	8.8

Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Diavik Diamond Mine was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of NI 43-101 of the Canadian Securities Administrators. The Qualified Person has verified the data disclosed, and the data underlying the information contained herein. For further details and information concerning Dominion Diamond Corporation’s Mineral Reserves and Mineral Resources, readers should reference Dominion Diamond Corporation’s Annual Information Form available through www.sedar.com and www.ddcorp.ca.

2014 ANNUAL REPORT

Dominion Diamond Corporation

Ekati Diamond Mine Mineral Reserve and
Mineral Resource Statement
AS OF JANUARY 31, 2014 (UNAUDITED) (100% BASIS)

Mineral Reserves

			Proven			Probable			Proven and Probable
Kimberlite pipes Zone location		Type	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
Koala	Core	UG	–	–	–	5.1	0.6	3.0	5.1	0.6	3.0
Fox	Core	OP	–	–	–	0.5	0.3	0.2	0.5	0.3	0.2
Misery Main	Core	OP	–	–	–	3.0	4.0	12.3	3.0	4.0	12.3
Pigeon	Core	OP	–	–	–	7.3	0.4	3.1	7.3	0.4	3.1
Stock-pile	Core	N/A	–	–	–	1.1	0.2	0.2	1.1	0.2	0.2
Total Reserves			–	–	–	17.0	1.1	18.8	17.0	1.1	18.8

Note: Totals may not add up due to rounding.

Mineral Resources

			Measured Resources			Indicated Resources			Inferred Resources
Kimberlite pipes Zone location		Type	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats	Millions of tonnes	Carats per tonne	Millions of carats
Koala	Core	UG	–	–	–	7.1	0.6	4.3	0.2	1.0	0.2
Koala North	Core	UG	–	–	–	–	–	–	0.1	0.6	0.1
Fox	Core	OP	–	–	–	6.0	0.2	1.4	0.8	0.3	0.2
Fox	Core	UG	–	–	–	20.2	0.3	6.1	5.7	0.3	1.7
Misery Main	Core	OP	–	–	–	3.7	4.5	16.8	0.8	2.9	2.3
Pigeon	Core	OP	–	–	–	12.0	0.5	5.9	1.7	0.4	0.8
Sable	Core	OP	–	–	–	15.4	0.9	13.3	–	–	–
Jay	Buffer	OP	–	–	–	36.2	2.2	78.1	9.5	1.4	12.9
Lynx	Buffer	OP	–	–	–	1.3	0.8	1.0	0.1	0.8	0.1
Stock-pile	Core	N/A	–	–	–	1.1	0.2	0.3	6.6	0.2	1.0
Sub-Total Core Zone			–	–	–	65.5	0.7	48.0	15.9	0.4	6.3
Sub-Total Buffer Zone			–	–	–	37.5	2.1	79.1	9.6	1.3	13.0
Total Resources			–	–	–	103.0	1.2	127.1	25.5	0.8	19.3

Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Ekati Diamond Mine was prepared by or under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of NI 43-101 of the Canadian Securities Administrators. The Qualified Person has verified the data disclosed, and the data underlying the information contained herein. For further details and information concerning Dominion Diamond Corporation’s Mineral Reserves and Mineral Resources, readers should reference Dominion Diamond Corporation’s Annual Information Form available through www.sedar.com and www.ddcorp.ca.

2014 ANNUAL REPORT

Dominion Diamond Corporation